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                          SECURITY CAPITAL U.S. REALTY


News Release
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                                                                        Contact:

                                                   Security Capital U.S. Realty:
                                                              Constance B. Moore
                                                                 +352 46 37 56-1
                                            U.S. callers dial 011 352 46 37 56-1



                ADVISOR TO SC-U.S. REALTY NAMES MANAGING DIRECTOR

(26 September, 2000) - Constance B. Moore has been named to the post of managing director of the advisor of SC-U.S. Realty (NYSE: RTY) (Amsterdam AEX Stock Exchange ISIN-Code: LU0060100673), replacing Jeffrey A. Cozad, who is leaving the company to accept an offer outside of the real estate industry.

"Jeff Cozad made many positive contributions over his nine years with the firm, and was very instrumental in the growth of not only SC-U.S. Realty, but also several other Security Capital affiliates," said William D. Sanders, Chairman of SC-U.S. Realty. "He will be missed, but we have a very high-quality, deep management team and are confident that Constance Moore will provide excellent leadership. We sincerely wish Jeff the very best in his new career."

Ms. Moore has served as a senior executive in strategic and operational positions in the institutional real estate investment industry for more than twenty years. She joined Security Capital Group Incorporated as senior vice president in 1993 and has served as Managing Director of the Capital Division since January 1999, where she provides operating oversight for companies in which Security Capital has direct or indirect ownership positions. Ms. Moore has also served as a member of the Board of several of Security Capital's affiliates.

SC-U.S. Realty is a research-driven real estate company focused on taking significant strategic investment positions in value-added real estate operating companies based in the United States. SC-U.S. Realty's strategic investments included ownership positions and commitments to six U.S. real estate investment trusts (REITs).

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